Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 26, 2021

Wolfe Research Global Transportation & Industrials Conference JJ Ruest President & CEO, CN Patrick J. Ottensmeyer President & CEO, KCS May 26, 2021

Forward-Looking Statements Certain statements included in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. 2

Additional Information No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This presentation is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Non-GAAP Measures CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). This presentation includes certain forward looking non-GAAP measures, including EBITDA, free cash flow and adjusted debt-to-adjusted EBITDA multiples. These non-GAAP measures may not be comparable to similar measures presented by other companies. It is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures, due to unknown variables and uncertainty related to future results. Please see note on Forward-Looking Statements above for further discussion. All amounts in this presentation are expressed in US dollars, unless otherwise noted. All references to the “Company” are to CN. 3

CN to Combine with Kansas City Southern Establishes the premier end-to-end USMCA railway network for the 21st century Unparalleled stakeholder benefits: Safer, Faster, Cleaner, Stronger + High conviction in estimated EBITDA synergies of US$1B Expected to be highly value accretive to CN and KCS shareholders (1) Pro-competitive, with CN committed to divest the overlapping routes (<0.7%) CN and KCS will maintain strong balance sheets and financial profiles while KCS is in Trust (1) The combination is expected to be accretive to CN’s Adjusted Diluted EPS, excluding incremental transaction-related amortization, in the first full year following CN’s acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter. Please see the heading Non-GAAP Measures in this presentation. Please see Forward Looking Statements at the beginning of the presentation. 4

CN + KCS is a Fully End-to-End Merger 1. CN filed this morning (May 26) a renewed motion with the STB for approval of its voting trust - Filing details why our combination is pro-competitive and addresses each element of the voting trust approval - Combination will help promote economic growth and realize benefits of a fully end-to-end network across the USMCA 2. As part of the application, CN is committed to divesting KCS’ 70-mile line between New Orleans and Baton Rouge - Divested route represents less than 0.7% of the approximately 27,000 route-miles CN and KCS operate - Eliminates the sole area of overlap between the CN and KCS networks and should address any competitive concerns 3. CN and KCS jointly and respectfully urge the STB to fully consider the benefits of our combination - Our combination will promote growth and more competition with the trucking industry for long-haul movements - We will offer more choices for rail customers, port operators, employees, stakeholders and communities - Our combination allows realization of the tremendous public interest advantages of a combined CN-KCS network CN has filed a renewed motion for approval with the STB and is committed to divest the small overlapping portion of lines with KCS 5

Public Interest Benefits of a Combined CN-KCS Network Preserve all existing ✓ Will preserve connectivity by providing bottleneck protections and keeping current gateways open gateways & create new ✓ Will create new single-line routes that will be faster and more cost effective for our customers across the single-line routes combined network, reduce highway congestion, and provide more reliable and timely service Specific supply chain ✓ CN’s May 26 filing with the STB includes detailed maps illustrating benefits for six major market segments: (1) grain and grain byproducts; (2) intermodal; (3) importers, exporters and ocean carriers who rely on benefits ports; (4) automobiles and automotive parts; (5) lumber and panel customers; and (6) plastic resins, liquefied petroleum gases and refined petroleum products Significant environmental ✓ Combination will yield significant environmental benefits by taking trucks off the road benefits ✓ A freight train can remove >300 trucks from the road, leading to a significant reduction in emissions Support across broad ✓ Resounding support with 1,100 customers, suppliers, port operators, elected officials and other key stakeholder network stakeholders that have written letters to the STB supporting a CN-KCS combination We are committed to work with the STB to address any demonstrated concerns 6

Committed to Maintaining a Strong Balance Sheet and Investment Grade Rating – During and After the Voting Trust CN (1) KCS • Strongest balance sheet among Class I rail carriers • Investment grade rating of BBB+ / Baa2 • S&P and Moody’s expect CN to remain investment grade • KCS would remain an independent company while in Trust, with no change in its financial or operational management • Strong FCF profile and suspended share buy-backs • KCS would continue to be the well-managed, well-capitalized • Rapid deleveraging profile and growing business it is today • KCS would continue to generate significant cash flow while in Trust period Post-trust period Trust enabling it to continue investing in its business in accordance with its pre-existing capital allocation policy 4.5x 3.9x 3.3x 2.8x 2021E 2022E 2023E 2024E CN and KCS will maintain strong financial positions and investment grade profiles (1) Represents adjusted debt-to-adjusted EBITDA multiple, assuming closing into trust at end of 2021. Please see the heading Non-GAAP Measures in this presentation. 7